UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.90

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Tellium, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87967E107

(CUSIP Number)

May 16, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 8796E107 13G Page 2 of 5 Pages

1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Harry J. Carr

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) [ ] (b) [ ]

3. SEC USE ONLY:

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER: 6,076,213

6. SHARED VOTING POWER 0

7. SOLE DISPOSITIVE POWER 6,076,213

8. SHARED DISPOSITIVE POWER 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,076,213

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS): [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.4%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Page 3 of 5 Pages

Item 1.

(a) Name of Issuer Tellium, Inc.

(b) Address of Issuer's Principal Executive Offices

2 Crescent Place, Oceanport, NJ 07757

Item 2.

(a) Name of Person Filing Harry J. Carr

(b) Address of Principal Business Office or, if none, Residence

2 Crescent Place, Oceanport, NJ 07757

(c) Citizenship United States

(d) Title of Class of Securities Common Stock

(e) CUSIP Number 87967E107

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker of dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Mr. Carr beneficially owns 6,076,213 shares of the common stock of Tellium, Inc. (the "Common Stock") including (i) 233,787 shares held by Marietta Partners LLC, a New Jersey

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Page 4 of 5 Pages

limited liability company ("Marietta"), and (ii) 54,000 shares held by Pluto Partners LLC, a New Jersey limited liability company ("Pluto"). Mr. Carr is the sole manager of both Marietta and Pluto.

(b) Percent of class 5.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 6,076,213

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 6,076,213

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [ ] .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

(DATE)

/s/ Harry J. Carr

(SIGNATURE)

Harry J. Carr

(NAME/TITLE)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)